UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of January 2025

Commission file number: 001-41482

Jeffs’ Brands Ltd

(Translation of registrant’s name into English)

7 Mezada St.
Bnei Brak, Israel 5126112
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

CONTENTS

On January 10, 2025, Jeffs’ Brands Ltd issued a press release titled “Jeffs’ Brands Presents Estimated Year over Year Growth, Targets $20 million Revenue in 2025, Anticipates over 120% Revenue Growth since its IPO in 2022”, a copy of which is furnished as Exhibit 99.1 to this Form 6-K.

EXHIBIT INDEX

Exhibit No.
99.1	Press release issued by Jeffs’ Brands Ltd, dated January 10, 2025, titled “Jeffs’ Brands Presents Estimated Year over Year Growth, Targets $20 million Revenue in 2025, Anticipates over 120% Revenue Growth since its IPO in 2022”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jeffs’ Brands Ltd

Date: January 10, 2025	By:	/s/ Ronen Zalayet
Ronen Zalayet
Chief Financial Officer

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